Exhibit (d)(8)

AMENDMENT TO THE

AGREEMENT AND PLAN OF MERGER

This Amendment (this “Amendment”) is made as of November 3, 2014 by and among Athlon Energy Inc., a Delaware corporation (the “Company”), Encana Corporation, a Canadian corporation (“Parent”), and Alenco Acquisition Company Inc., a Delaware corporation and indirect, wholly owned subsidiary of Parent (“Acquisition Sub”) to amend that certain Agreement and Plan of Merger (as amended, the “Merger Agreement”), dated as of September 27, 2014, by and among the Company, Parent and Acquisition Sub. Capitalized terms used herein and not otherwise defined herein have the meanings set forth in the Merger Agreement.

WHEREAS, pursuant to Section 11.04(a) of the Merger Agreement, the Merger Agreement may be amended in a writing executed by each party to the Merger Agreement; and

WHEREAS, each of the Company, Parent and Acquisition Sub believes that it is in their mutual best interests to amend the Merger Agreement as described below.

NOW, THEREFORE, in consideration of the mutual agreements and covenants made herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company, Parent and Acquisition Sub hereby amend the Merger Agreement as follows:

1. Amendments to Section 1.01(a).

(a) The definition of “Company Material Adverse Effect” in Section 1.01(a) of the Merger Agreement shall be amended by deleting the “.” at the end thereof and replacing it with the following:

“; provided, further, however, that no change, event, circumstance or development that occurs after 12:00 midnight, New York City time, on November 7, 2014 (one minute after 11:59 p.m., New York City time, on November 7, 2014) shall be deemed to be, or taken into account in determining whether there has been or would reasonably be expected to be, a Company Material Adverse Effect.”

(b) The definition of “Company Termination Fee” in Section 1.01(a) of the Merger Agreement shall be amended by deleting “$207.5 million” and replacing it with “$59.3 million”.

(c) The definition of “Superior Proposal” in Section 1.01(a) of the Merger Agreement shall be amended by deleting the following words: “(including any adjustment to the terms and conditions of this Agreement agreed to by Parent in writing pursuant to Section 7.03(e) in response to such Acquisition Proposal)”.

2. Amendment to Section 1.01(b). Section 1.01(b) of the Merger Agreement shall be amended by deleting the reference to “Notice Period” and its corresponding page reference from the table of defined terms.

3. Amendments to Section 7.03(e).

(a) Clause (1) of Section 7.03(e) of the Merger Agreement shall be amended by deleting the “; and” at the end thereof and replacing it with “.”

(b) Clauses (2) and (3) and the last sentence of Section 7.03(e) of the Merger Agreement shall be deleted in their entirety.

4. Amendment to Section 8.02(b). Section 8.02(b) of the Merger Agreement shall be amended by adding the following to the end thereof:

“Notwithstanding anything to the contrary contained herein, the Company shall publicly disclose, within no more than 24 hours of such Acquisition Proposal being made, the fact of any bona fide and written Acquisition Proposal having been made, provided such Acquisition Proposal would result in any Person becoming the beneficial owner (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) of 100% of the outstanding Shares or all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, regardless of whether the Company Board affirmatively deems it a Superior Proposal.”

5. Extension of Offer. The parties hereto agree to extend the Initial Expiration Date to 12:00 midnight, New York City time, on November 12, 2014 (one minute after 11:59 p.m., New York City time on November 12, 2014) and all references to the Expiration Date in the Merger Agreement shall mean such Expiration Date as extended pursuant hereto, or such later date and time as such Expiration Date may be further extended pursuant to and in accordance with the Merger Agreement.

6. Effectiveness. Pursuant to Section 11.04(a) of the Merger Agreement, this Amendment shall be effective and binding and the Merger Agreement shall be deemed amended upon its execution by all of the parties to the Merger Agreement. Except as expressly amended by Sections 1, 2, 3, 4 and 5 of this Amendment, all terms and provisions of the Merger Agreement shall be unmodified and remain in full force and effect. On and after the date hereof, each reference to the Merger Agreement shall mean and be a reference to the Merger Agreement as amended hereby, and this Amendment and the Merger Agreement shall be read together and construed as a single instrument.

7. Miscellaneous. The following provisions of the Merger Agreement are hereby incorporated by reference herein, mutatis mutandis: Section 11.01 (Notices); Section 11.02 (Remedies); Section 11.06 (Governing Law); Section 11.07 (Jurisdiction); Section 11.08 (Waiver of Jury Trial); Section 11.09 (Counterparts; Effectiveness); and Section 11.11 (Severability).

(Signature Page Follows)

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first above written.

ATHLON ENERGY INC.

By:	/s/ Robert C. Reeves
Name:	Robert C. Reeves
Title:	President and Chief Executive Officer

ENCANA CORPORATION

By:	/s/ Douglas J. Suttles
Name:	Douglas J. Suttles
Title:	President & Chief Executive Officer

By:	/s/ Sherri A. Brillon
Name:	Sherri A. Brillon
Title:	Executive Vice-President & Chief Financial Officer

ALENCO ACQUISITION COMPANY INC.

By:	/s/ David G. Hill
Name:	David G. Hill
Title:	Vice-President

[Signature Page to Amendment to the Agreement and Plan of Merger]